FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2019
With Report of Independent Registered Public
Accounting Firm Thereon

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIS Brokerage & Securities Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave
(No. and Street)

Geneva	IL	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Brian P. Madigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIS Brokerage & Securities Services LLC, as of February 27, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Colleen M Benjamin

Notary Public

OFFICIAL SEAL
COLLEEN M BENJAMIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIS Brokerage & Securities Services LLC
Index
December 31, 2019



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
FIS Brokerage & Securities Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FIS Brokerage & Securities Services LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 27, 2020

FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	25,688,786
Receivable from brokers and dealers		29,733,585
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $37,094,323		10,179,489
Receivable from affiliates		172,692
Accounts receivable, net of allowance of $45,208		20,343,263
Deferred tax asset, net		2,209,806
Prepaid expenses and other assets		2,514,404
Total assets	$	90,842,025

Liabilities and Member's Equity

Payable to brokers and dealers	$	1,229,750
Payable to Parent and affiliates		4,473,746
Accrued compensation and benefits		3,749,092
Accounts payable, accrued expenses and other liabilities		8,036,495
Total liabilities	$	17,489,083
Member's equity		73,352,942
Total liabilities and Member's equity	$	90,842,025

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   FIS Brokerage & Securities Services LLC (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system. The Company also provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging. The Company has entered into clearing agreements with multiple broker-dealers to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company's sole member, FIS Investment Ventures LLC ("Member"), is an indirect, wholly owned subsidiary of Fidelity National Information Services, Inc. ("FIS") ("Parent"). FIS Investment Ventures LLC receives the full allocation of net profits and losses of the Company.

2. **Summary of Significant Accounting Policies**

   a) Basis of Presentation

   The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

   b) Use of estimates

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   c) Cash and Cash Equivalents

   The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

   d) Accounts Receivable & Reserve

   Accounts Receivable consists primarily of fee income, commissions, transaction fees and other income that the Company has an unconditional right to consideration for satisfied performance obligations. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

   e) Translation of Foreign Currencies

   Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange determined by the year-end spot rate.

f) Furniture, equipment, software and leasehold improvements

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives.

Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the term of the lease.

As of December 31, 2019, remaining unamortized fixed assets consist primarily of computer equipment with original estimated useful lives of three to five years (see note 13).

g) Income taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal return and certain unitary state tax returns of the Parent. The Company computes its federal tax provision on a separate-company basis together with a portion of its state tax provision for certain states in which it files separately. In addition, the Company records expense allocations from the Parent for its share of state income tax expense attributable to its inclusion in the Parent's unitary state tax returns and the tax benefit on the difference between book compensation computed under ASC 718 and compensation deductible in accordance with the tax law. These amounts and the separately computed federal tax provision described above are settled periodically with the Parent.

The Company elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, the Company is included in the consolidated federal and certain unitary state income tax returns of the Parent as a corporation, even though its legal form is a limited liability company.

ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. As of December 31, 2019, the Company had unrecognized tax benefits, net of federal benefits of approximately $790,000, which if recognized, would favorably affect the effective tax rate. In addition, the Company has recorded accrued interest, net of federal benefits of $510,990. The Company recognizes interest and penalties in the provision for income taxes in the statement of income.

Under the tax sharing agreement, liabilities for unrecognized tax benefits in jurisdictions where consolidated federal income tax or unitary state income tax returns are filed by FIS are retained at the Parent company level.

Tax years after 2017 remain open for examination by the Internal Revenue Service. Tax years after 2007 remain open by various state and local jurisdictions. The Company anticipates that it is reasonably possible that between $0 and $790,000 of unrecognized tax benefits may be resolved within the next 12 months.

h) Fair value measurements

Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund, which are Level 1 inputs pursuant to ASC 820, *Fair Value Measurements and Disclosures* (ASC 820). At December 31, 2019, the Company had an investment in a money market fund of $1,144,135 included in cash and cash equivalents on the statement of financial condition.

The Company had no Level 2 or Level 3 financial instruments at December 31, 2019. There were no transfers between Level 2 and 3 during the year ended December 31, 2019.

3.   New Accounting Pronouncements

a) Leases (Topic 842)

In February 2016, the FASB issued ASU No. 2016-02 Accounting for Leases (Topic 842) which updated the accounting standards related to lease accounting. The amendments in this update were issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. On January 1, 2019, the Company adopted ASC 842 Leases under the effective date method of transition, which resulted in the recognition of a right of use asset of $2,211,442 and lease liability of $2,165,016, with no cumulative effect adjustment to the opening balance of Member's Equity as of the date of adoption.

Upon implementation of ASC 842, the Company elected the package of practical expedients, and therefore, did not reassess whether any expired or existing contracts are or contain leases. The company also elected the practical expedient not to separate lease and non-lease components and accounted for both as a single lease component. Also, the Company elected the short-term lease exemption, which exempts the Company from recognizing right of use assets and lease liabilities for leases with terms of 12 months or less.

b) Financial Instruments-Credit Losses (Topic 326)

In September 2016, the FASB issued ASU No. 2016-13 Accounting for Financials Instruments-Credit Losses Measurement on Financial Instruments which updated the accounting standards related to recognizing credit losses. The amendments in this update require a financial asset measured at amortized cost basis to be presented at the net carrying amount to be collected. The standard is effective for fiscal years beginning after December 15, 2019. The Company has evaluated the impact of the standard on its results of operations and financial condition and management has determined that this standard does not have material impact on the results of operations, financial condition and the firm's net capital.

c) Cloud Computing Arrangement (Topic 350)

In August 2018, the FASB issued ASU 2018-15 Accounting for Implementation Costs of Cloud Computing Arrangements (Topic 350) which updated the accounting standards related to cloud computing arrangements. The amendments in this update were issued to require implementation of cloud computing arrangements (CCAs) to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement. The Company is currently evaluating the impact of this standard on its results of operations and financial condition.

d) Collaborative Arrangements (Topic 808)

In November 2018, the FASB issued ASU 2018-18 Accounting for Collaborative Arrangements (Topic 808) which updated the accounting standards related to collaborative arrangements. The amendments in this update were issued to clarify that certain transactions between collaborative partners should be accounted for as revenue Under ASC 606 (Revenue from Contracts with Customers) when the collaborative partner is a customer, provides guidance specifying that a distinct good or service is the unit of account for evaluating whether a transaction is with a customer and precludes a company from presenting transactions with a collaborative partner that are not in the scope of ASC 606. The Company is currently evaluating the impact of this standard on its results of operations and financial condition.

4.   **Cash and Cash Equivalents**

At December 31, 2019, cash and cash equivalents consists of cash in bank accounts of $24,544,651 and $1,144,135 in a money market fund, which is at fair value and is considered a level 1 measurement.

5.   **Employee Compensation and Benefits**

Equity Incentive Plans
Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a three-year to five-year vesting schedule depending upon the terms of the individual award. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten-year term.

Retirement Plan
The Company participates in the Parent's 401(k) defined contribution Plan (the "Plan") covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company's contribution to 50% of the first 6% of the employee's contribution.

Employee Stock Purchase Plan
The Company participates in the Parent's Employee Stock Purchase Program ("ESPP") covering substantially all Company employees. The ESPP provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a one-year vesting and a limitation on the Company's contribution to 25% of the of the employee's contribution.

6.   Income Taxes

As of December 31, 2019, the Company had a long term Federal and state deferred tax asset of $2,209,806. The significant component of the net deferred tax asset relates primarily to identifiable intangible assets and goodwill. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

As of December 31, 2019, the Company had an income tax payable to the Parent and state and local tax authorities of $2,067,511 included in Payable to Parent and affiliates on the statement of financial condition.

7.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $37,855,108, which exceeded its minimum requirement of $1,165,058 by $36,690,050. The Company's net capital to aggregate indebtedness was 0.46 to 1. The rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company claims exemption from SEC rule 15c3-3 under provision (k)(2)(ii).

8.   Leases

On January 1, 2019, the Company adopted ASC 842 Leases under the effective date method of transition, which resulted in the recognition of a right of use assets and lease liability with no cumulative effect adjustment to the opening balance of Member's Equity as of the date of adoption. The right of use asset balance at December 31, 2019 is $1,631,634 and the lease liability balance is $1,583,810 and are included on the other assets and accounts payable, accrued expenses and other liabilities respectively on the statement of financial condition. The Company signed Amendment Five to the original office lease rental dated August 23, 2007 in which it entered into a 60-month extension commencing on January 1, 2018. The original lease and the subsequent amendments do not include terms for the option to extend or terminate the lease during the current lease term. Further, the lease agreement does not contain any variable lease payments, residual value guarantees, restrictions, or covenants.

The incremental borrowing rate (IBR) for this lease was determined by comparing what the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company has calculated its IBR at 3.51% over the remaining life of the lease. The remaining cash commitment is discussed in note 9.

9. **Commitments**

The Company leases office space under lease agreements expiring in 2022. Certain leases contain provision for rent escalation. The following table presents the maturity analysis of the Company's operating lease liability as of December 31, 2019.

2020	$	573,885
2021		585,362
2022		597,070
	$	1,756,317

In addition, the Company reimburses affiliates for use of rental space as discussed below in note 12.

10. **Contingencies**

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

11. **Financial Instruments with Off-Balance Sheet Risk and Market Risk**

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

The Company has agreed to indemnify its clearing brokers for certain losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations.

The Company maintains deposits at a bank in excess of federally insured limits.

12. **Related Party Transactions**

At December 31, 2019, the amount payable to Parent and affiliates represent such amounts payable by the Company and receivables from affiliates represent amounts due to the Company. The payables represent employee expenses, professional services, transaction processing, data storage communication costs, and tax incurred by the company and the receivables represent an allocation of the Company's management costs and services paid for on behalf of its affiliates.

The Company also reimburses the Parent and affiliates of the Parent for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York City, Chicago, Jersey City, Lombard, IL, Brown Deer, WI, Collegeville, PA, and Melville, NY offices.

The Company pays various affiliates for services for securities transaction processing, data storage and communications.

The Company also provides technology and professional services to an affiliated Broker/Dealer for Network access to communicate money market trade information to money market fund companies.

Refer to note 2, note 5, & note 6 for further information regarding transactions with related parties.

13.   **Furniture, equipment, software and leasehold improvements**

At December 31, 2019 furniture, equipment, software and leasehold improvements included the following:

Equipment	$ 22,291,078
Software	23,102,913
Furniture and fixtures	932,363
Leasehold improvements	947,458
	47,273,812
Accumulated depreciation and amortization	(37,094,323)
	$ 10,179,489

14.   **Subsequent Events**

Management has evaluated all subsequent transactions and events after the date of the statement of financial condition through February 27, 2020, the date the financial statements were available to be issue and has determined that no additional items require disclosure.